Neovasc Announces Complete Dismissal of Securities Class Action Complaint with Prejudice

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today announced the complete dismissal of the consolidated amended complaint in the shareholder class action case captioned In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313, filed in the United States District Court for the Southern District of New York.  The consolidated amended complaint was dismissed in its entirety with prejudice and without leave to amend.

"From the beginning, we committed to vigorously defend against these allegations," said Fred Colen, Chief Executive Officer of Neovasc.  "We could not be more pleased with the Court's decision to completely dismiss this action with prejudice, which is a clear rejection of the claims advanced in this litigation.  We intend to continue to focus on our important mission of creating better outcomes for difficult-to-treat cardiology patients as we move forward."

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Contacts

Investors:

Mike Cavanaugh

ICR Westwicke

Phone: +1.617.877.9641

Email: Mike.Cavanaugh@westwicke.com

Media:

Sean Leous

ICR Westwicke

Phone: +1.646.866.4012

Email: Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.